UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                 JTS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   4659401 04
                                -----------------
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                              Tenzer Greenblatt LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                December 18, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP No. 4659401 04                                           Page 2 of 5 Pages
--------------------                                           -----------------


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Amber Arbitrage LDC


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands


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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            11,166,400
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             11,166,400
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,166,400

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 5 Pages

     This Amendment No. 2 amends the Schedule 13D dated October 6, 1997 of Amber Arbitrage LDC (the "Reporting Person") as amended by Amendment No. 1 dated November 7, 1997 with respect to the common stock, par value $.001 per share ("Common Stock"), issued by JTS Corporation (the "Corporation"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 1 to Schedule 13D dated November 7, 1997 of Amber.

Item 1. Security and Issuer

     As more fully described in its Initial Statement on Schedule 13D dated October 6, 1997 (the "Initial Statement"), on September 25, 1997, the Reporting Person and certain members of management of the Corporation (the "Management Investors"; and together with the Reporting Person the "Purchasers") entered into a securities purchase agreement relating to the proposed financing of the Corporation consisting of an aggregate of 28,802 shares of Series D Convertible Stock of the Corporation (the "Series D Shares") at a purchase price of $875 per share, or an aggregate purchase price of $25,201,750 (the "Initial Financing"). The purchase price for the Series D Shares as well as the certificates were placed in escrow (the "Escrow") with Cooley Godward, LLP as Escrow Agent (the "Escrow Agent") pursuant to an escrow agreement (the "Escrow Agreement"). As of the date hereof, 12,153 Series D Shares have been delivered to the Reporting Person and an aggregate of $10,633,875 has been delivered from the Escrow to the Corporation in consideration thereof.

     On December 18, 1997, the Purchasers and the Corporation entered into a Secured Loan Financing-Commitment Agreement (the "Commitment Agreement") which amended the Initial Financing as follows: In consideration for the agreement by the Purchasers, pursuant to certain terms and conditions specified in the Commitment Agreement, to provide a limited recourse secured guarantee in an amount not to exceed $10,000,000 in favor of the Corporation, all previously released and currently escrowed Series D Shares were exchanged on a one for one basis for shares of Series E Convertible Preferred Stock of the Corporation (the "Series E Shares").

     The Series E Shares are identical in all rights, privileges and preferences to the Series D Shares except the Series E Shares are not convertible into shares of Common Stock until August 5, 1998 and in order to convert the Series E Shares, the holders thereof must pay (in addition to the amount paid for the purchase of the Series E Shares upon release from Escrow) $.10, instead of $.65625, in cash, multiplied by the number of shares of Common Stock to be issued upon such conversion.

     Upon expiration of the Escrow Agreement, which expiration date has been extended to July 31, 1998, the

                                Page 3 of 5 Pages

Purchasers have the option to cause (a) the remaining escrowed amount to be delivered to the Corporation and the Series E Shares remaining in escrow to be delivered to the Purchasers or (b) the Series E Shares remaining in escrow to be returned to the Corporation and the remaining escrowed amount to be returned to the Purchasers. The Purchasers have retained the right to do this in whole or in part until July 31, 1998.

     The following additional amendments to the arrangements described in the Reporting Person's Initial Statement were effected by the Commitment Agreement:
The Board of Directors of the Corporation shall be comprised of six members, of which the holders of the Series E Shares shall be entitled to elect two members and the holders of the Common Stock shall be entitled to elect the remaining four members. The holders of the Series E Shares shall also have the right to vote on an as converted basis with the Common Stock on the election of additional members to the Board of Directors of the Corporation and on all other matters voted on by the Corporation's shareholders. In addition, the irrevocable proxy given to a designee of the Reporting Person by certain of the Purchasers with respect to an aggregate of 30,000,016 shares of Common Stock, and the Sale Lockup Agreement, each of which is more fully described in the Reporting Person's Initial Statement were cancelled and deemed of no further force or effect.

Item 5. Interest in Securities of the Issuer.

     (a) - (b)

     According to the information reported by the Corporation in its Quarterly Report on Form 10-Q for the period ending November 2, 1997, there were 168,650,641 shares of Common Stock of the Corporation issued and outstanding as of December 19, 1997.

     The Reporting Person has sole voting and dispositive power over 11,166,400 shares of Common Stock, which are owned of record by the Reporting Person's clearing firm.

     The Reporting Person has the sole power to vote and dispose of all such securities.

     Pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described in this Item 5(a) - (b) constitute 6.6% of the outstanding shares of Common Stock.

     (c) Since November 7, 1997 (the date of the Reporting Person's last amendment to its statement on Schedule 13D), the Reporting Person, through the Reporting Person's Clearing firm, has disposed of 62,500 shares of Common Stock in transactions on the American Stock Exchange, as follows:

                                Page 4 of 5 Pages

                                                             Sale Price
               Date                    Shares                Per Share
               ----                    ------                ---------
           December 1, 1997            11,000                 $0.3750
           December 2, 1997             5,000                 $0.3750
           December 3, 1997            46,500                 $0.3750



     (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities owned by the Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Common Stock of the Corporation.


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1998


                                    AMBER ARBITRAGE LDC

                                    BY: LISMORE MANAGEMENT LTD.


                                    By: /s/ Peter Anderson
                                        ------------------------------
                                    Name:  Peter Anderson
                                    Title: Director



                                Page 5 of 5 Pages